Adam M. Schlichtmann
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199

  Re: Blackstone Alternative Investment Funds (the "Fund")
         File Numbers 811-22743 & 333-185238

Dear Mr. Schlichtmann:

        On December 3, 2012 the Fund filed a registration statement on Form N-1A under the
Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940
Act"). The registration statement contains many blank spaces related to fees, costs and
percentages; we will review the Fund's financial statements, expense table and other information
submitted in subsequent amendments and may have comments regarding that information. We
have referenced the captions and page numbers from the registration statement to indicate the
sections of the registration statement to which each comment relates. However, you should
regard any comment made with respect to one section of the registration statement to apply to
similar disclosure elsewhere in the registration statement.

        Our comments regarding the filing are set forth below.

General

1.   It appears that the Fund seeks the flexibility to invest up to 50% of its assets, directly or
indirectly, in investment funds (or other similar vehicles) that not registered under the 1940 Act.
Please identify to us any other open-end fund currently operating that invests to a significant
extent in a manner similar to the Fund (*i.e.*, that invest in hedge funds, traded foreign funds,
UCITs, as well as indirectly through wholly owned Cayman and trading entity subsidiaries). If
there are any such funds, please identify for us the similarities and differences between the Fund
and those other funds.

2.   The Fund will be sold to clients of investment advisors, consultants, broker dealers or
financial intermediaries. Will there be any minimum investment limitations, suitability
requirements or transfer restrictions imposed on investors in the Fund?

3.   The summary section of the prospectus discloses that the Fund will use derivatives,
including total return swaps, credit default swaps, futures and options, to gain exposure, to

enhance returns and for hedging. Please summarize in this section, and disclose all material derivative investments. In this regard, s*ee* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

4.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

- delete the duplicative definition of the term "Trading Entities" appearing on pages 5 and 14,

- clarify the highlighted word and phrase in the following sentence: "Financial intermediaries who offer Class I Shares typically charge fees <u>from</u> their clients and/or offer the shares <u>subject to policies</u> that are in addition to those described in this Prospectus,"

- delete the duplicative clause or sentence appearing twice in the first paragraph of the discussion sub-captioned "Securities Lending" on page 8 of the SAI "as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially," and

- correct the cross reference appearing on page 9 of the SAI to "Risks Arising from Investment Activities of the Fund—Non-U.S. Securities," which does not appear in either the SAI or the prospectus.

Prospectus

Summary of Fees and Expenses – Page 3

5.   Revise the fee table consistent with the following:

- change the line items beginning with the terms "Gross annual" and Net annual" so as to use the terms required by the form,
- correct the term "Specified Expenses" appearing in footnote 3, which arguably refers to the "Annual fund operating expenses" segment of the table, so as to refer to a caption actually appearing in the table, and
- clarify the following sentence appearing in this note so as to clarify whether it is referring to the waiver, the recoupment or both: "This arrangement cannot be terminated before [_____] without the consent of the Fund's board of trustees (the "Board")." Please also

confirm to us that the termination date will be no less than one year following the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

Principal Investment Strategies – Page 4

6.   Disclosure in the second paragraph states that the Fund may invest up to 25% of its total assets in investment funds. If the Fund may invest in funds that are excluded from the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure. In this connection, add risk disclosure regarding "side pockets," "special investment accounts," and "lockups" and similar arrangements to which the Fund's investments may become subject.

7.   Disclosure on page 5 regarding the Fund's investments refers to entities called "Undertakings for Collective Investment in Transferable Securities." Add disclosure at an appropriate location that briefly explains the nature of these entities and the salient risks, including the duplication of certain fees and expenses.

        Further, with respect to the disclosure that: "The Advisor may invest up to 25% of the Fund's assets in unaffiliated hedge funds, funds traded publicly on foreign exchanges and funds that are Undertakings for Collective Investment in Transferable Securities. . .," the Fund should explain to the staff how an open-end fund, such as the Fund, may invest in this manner in light of the limits on investing in other investment companies in §12 and the 15% limit on illiquid investments.

8.   The second full paragraph on this page discusses the Fund's investment of up to 25% of its assets in a Cayman Island wholly owned subsidiary. In this connection, please address the following:

        a.   please confirm that the subsidiary will enter into an investment advisory agreement with the Fund's investment adviser pursuant to the requirements of §15(a) of the 1940 Act,
        b.   please confirm that the subsidiary's board of directors will be signatories to the Fund's registration statement,
        c.   please confirm that the subsidiary's financial statements will be consolidated with the Fund's financial statements,
        d.   please confirm that the Fund and the subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis. In particular, please confirm that the consolidated entity will comply with the provisions of: Section 8 of the 1940 Act relating to investment policies; §17 relating to affiliated transactions, custody and fidelity bond; §18 relating to capital structure and leverage; §31 regarding books and records; and the 1940 Act relating to pricing and accounting,
        e.   please confirm that the subsidiary will have an eligible custodian under §17(f) of the 1940 Act,

f.   please confirm that the subsidiary's expenses will be included in the fee table as a separate line item,

g.   please confirm that the subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and have agreed to inspection of the subsidiary's books and records by the staff,

h.   please disclose whether the Fund has any intention to sell or transfer the shares of the subsidiary,

i.   confirm whether the subsidiary sells its securities only to the Fund,

j.   confirm whether additional disclosure regarding the corporate structure of the subsidiary is contained elsewhere in the registration statement,

k.   the section entitled "More on Fund Management – Advisor and Sub-Advisers" on page 28 states that the advisory fee is based on the Fund's average daily net assets. Confirm whether this includes the assets of the subsidiary. If not, explain how the assets of the subsidiary are accounted for in the payment of the advisory fee, and

l.   the section entitled "Shareholder Information—Determination of Net Asset Value" on page 30 explains that: "The NAV per share of the Fund is determined by dividing the total value of the Fund's portfolio investments and other assets, less any liabilities, by the total number of outstanding shares." Confirm whether this includes the value of the securities owned by the subsidiary.

9.   Disclosure in this same paragraph indicates that the subsidiaries assets may be invested by one or more "trading entities." Apply, as appropriate, the above Cayman Island subsidiary comments to these entities, or explain why such comments are not appropriate as relates to the subsidiary's trading entities. At an appropriate location, please also disclose the effect on shareholder fees and expenses.

The last sentence of this paragraph states that: "The Advisor expects that each Trading Entity will pay its manager both a management fee based on the Trading Entity's investment exposure (which the Advisor expects will exceed the Trading Entity's total assets) and a performance fee calculated as a percentage of the Trading Entity's profits." Explain the operation and nature of the management and performance fees paid to the managers. Explain whether the performance fee is subject to Investment Company Act Release No. 7113 (April 6, 1972), and if not, why not. Explain to the staff the meaning of and basis for the highlighted clause indicating that the entities exposure will exceed it assets.

10.   Disclosure in the third paragraph on this page states that: "The Fund may have significant investment leverage as a result of its use of derivatives or its investments in the Subsidiary, Investment Funds or Trading Entities." Disclose the forms this leverage may take and the regulatory limits applicable to the categories of leverage.

Principal Investment Strategies – Page 5

11.   Disclosure in the first full paragraph states that: "A portion of the Investment Funds (no more than 15% of the Fund's assets, taken together with any other illiquid assets held by the Fund) is expected to be "illiquid" (*i.e.*, holdings that the Fund would not be able to sell or dispose of in the ordinary course of business within seven calendar days)." In this regard:

   a)   Please confirm that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of <u>net</u> assets. The staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the mutual fund has valued it. <u>See</u> Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No. 186121 (March 20. 1992).

   b)   Please disclose how the Board will monitor and determine the Fund's continuing compliance with the 15% of net assets limit. Please clarify that ultimate responsibility for liquidity determinations rests with a mutual fund's board, although the board may delegate the day-to-day function of determining liquidity to the fund's investment adviser, provided the board retains sufficient oversight. The actual determination of whether a particular mutual fund asset is illiquid should be made under guidelines and standards established by the fund's board. <u>See</u>, e.g., Investment Company Act Release No. 14983 (March 12, 1986) and Merrill Lynch Money Markets Inc., No-Action Letter (pub. avail. January 14, 1994). Please furnish us a copy of the guidelines and standards adopted by the Fund's Board to determine whether a security held by the Fund is liquid.

Principal Investment Risks
Borrowing Risk **– Page 6**

12.   Delete the last sentence of the fifth bullet which says: "Borrowing also may cause the Fund to be leveraged."

13.   With respect to the "Event-Driven" bullet at the bottom of page 7, disclose whether the events may be related to natural disasters, climate or weather, the market for and liquidity of these instruments, and whether there are any limits on the types of such securities the Fund may acquire.

14.   Disclosure hereunder indicates that the advisor will be dependent on information provided by the investment funds and trading entities, that the advisor has little or no means of independently verifying this information, that shareholders of the Fund will have no right to receive information about the investment funds, the trading entities or their managers, and will have no recourse against investments funds, the trading entities or their managers. Other disclosure states that the trading entities are wholly owned by the subsidiary and that the subsidiary is wholly owned by the Fund. Disclose why the Fund has no information regarding entities it owns.

Performance Fees

15.   If applicable, disclose that each arrangement may be different and generally how they are structured and the fees charged thereunder.

Performance

16.   Revise the disclosure to indicate that the Fund does not yet have a full calendar year of performance and may not disclose performance until such time as it has performance for that period.

Risks

Hedging Transactions Risks – **Page 21**

17.   Disclosure in the third paragraph states that: "For a variety of reasons, the Fund may <u>not</u> seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged." If this is not a typographical error, please explain why the Fund would hedge in this manner.

Leverage Risk – **Page 22**

18.   Disclosure under this caption indicates that a total return swap on an investment account or vehicle managed by a third party could represent investment exposure by the Fund that far exceeds the fixed amount that the Fund is required to pay the counterparty. The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. <u>See</u> <u>generally</u> Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. <u>See</u> Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could

issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

*REIT Investment Risk – **Page 25***

19.　　Add disclosure regarding the duplication of expenses.

Risks Specific to Investments in Investment Funds and Trading Entities

*Waiver of Voting Rights – **Page 27***

20.　　This sub-caption discloses that the Fund intends to purchase non-voting securities of, or to contractually forego the right to vote in respect of, investment funds in order to prevent the Fund from becoming an "affiliated person" of the investment fund for purposes of the 1940 Act and becoming subject to the prohibitions on transactions with affiliated persons contained in the 1940 Act. With respect to the acquisition of non-voting securities add disclosure providing a concise description of the arrangements under which the Fund waives its voting rights for securities of the investment fund in which the Fund invests, including:

- any contractual arrangements under which the Fund would waive its voting rights with respect to voting securities,

- whether such waivers would be irrevocable,

- who determines if the Fund will waive its voting rights (e.g., investment adviser and/or board). If the adviser makes the determination, disclose whether the board has adopted any procedures for waiving the Fund's voting rights,

- whether the Fund's board or the adviser will consider the interests of the Fund's adviser or the adviser's other clients when deciding to waive the Fund's voting rights,

- the kind of non-voting securities involved,

- the standards, if any, the board will apply to protect the rights of the Fund's shareholders, and

- in addition, explain to us how waiving voting rights would be consistent with the fiduciary obligations of the board and adviser to the Fund.

　　　　In addition, please disclose the possible impact on the Fund's operations of the Fund's ability to waive its voting rights, including the impact, if any, the waiver arrangement may have on the ability of the Fund and other clients of the Fund's adviser to invest in the same investment vehicles.

Please also add disclosure regarding the possible consequences of the Fund waiving its voting rights, including the possibility the Fund could still be deemed to be an affiliated person of an investment fund and therefore be subject to the prohibitions in §17 of the 1940 Act notwithstanding that the Fund does not own 5 percent or more of the voting securities of the investment vehicle.

Shareholder Information
Determination of Net Asset Value – Page 30

21.   Disclosure hereunder states: "In addition, because the Fund may hold portfolio securities listed on non-U.S. exchanges that trade on days on which the NYSE or the U.S. bond markets are closed, the net asset value of the Fund's shares may change significantly on days when shares cannot be redeemed." If the highlighted clause means that the Fund expects to close for redemptions on days the bond market is closed, explain the basis for this policy in light of §22(e) of the 1940 Act.

Shareholder Information
Redemption of Shares – Page 33

22.   Describe the "other property" referred to in the third paragraph, e.g., might commodities be distributed to investors in the Fund. Disclose the risk related to the distribution of assets other than cash.

23.   The fifth paragraph references the anti-money laundering regulations. Describe the requirement in more detail, disclose the information that investors must provide to the Fund and disclose that the Fund has appointed an anti-money laundering compliance officer.

Statement of Additional Information

Cover Page

24.   The last sentence on the cover states that: "Capitalized terms not otherwise defined in this SAI have meanings accorded to them in the Fund's Prospectus." Defined terms used in this document should be defined in this document.

INVESTMENT POLICIES AND RESTRICTIONS – Page 4

25.   The third sentence of the first paragraph states that the investment funds and trading entities are not subject to the investment policies of the Fund and may have different or contrary investment policies. Add this statement to the prospectus summary. Explain how the trading

entities are designed to operate, how and where they are created, what they are designed to do for the Fund, whether the adviser for each will be a CTA, and why the Cayman Island subsidiary invests indirectly through these entities and not directly.

26.   Disclosure in the third paragraph states that the management fee is calculated based on the Trading Entity's nominal trading level and the performance fee is calculated as a percentage of the Trading Entity's net profits. Add disclosure on this point to the prospectus.

Fundamental Investment Restrictions – **Page 5**

27.   Disclosure in the paragraph following the list of fundamental restrictions indicates that interpretations and guidance provided by the SEC staff "may be taken into account, where deemed appropriate by the Fund, to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC." What interpretations and or pronouncements are outside this policy.

Fundamental Investment Restriction (2) – Page 6

28.   Disclosure under this sub-caption indicates that, among others, investment funds, futures clearinghouses and securities clearinghouses will not be considered to be part of any industry. Explain to the staff the basis for this statement.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND RELATED RISKS – Page 7

29.   Disclosure in the first paragraph states that: "Any decision to invest in the Fund should take into account the possibility that the <u>Fund may make virtually any kind of investment</u>, and be subject to related risks, which can be substantial." Add similar disclosure to the prospectus summary.

Securities Lending – Page 8

30.   With respect to this disclosure, clarify who manages the cash collateral, whether that entity is an affiliate, of the Fund, and the considerations that led to that arrangement. Disclose how the lending agent is paid, and that the costs of securities lending are not included in the fee table. Depending on the circumstances surrounding the fee, disclose that the fee may entail an inherent conflict of interest. Add disclosure regarding the regulatory limitations applicable to securities lending, including a statement that the Fund will limit its lending to no more than a third of its assets.

OTC Options – **Page 11**

31.   Add disclosure regarding OTC options to the effect that in the view of the staff OTC options and assets used to cover such options are considered illiquid. Disclose also whether the Fund will engage in American and European style options.

Legal and Regulatory Risk – Page 38

32.   Revise this disclosure so as to include information on the turmoil and developments in the international markets. Add appropriate disclosure regarding this subject matter to the prospectus.

MANAGEMENT – Page 40

33.   Revise the discussion captioned "Management" so as to clearly designate in each instance of a table or listing of trustees, such trustees as either interested or independent as required by Item 17, Instruction 2, to Form N-1A.

Part C - Signatures

34.   The signature page of the filing must contain the signatures required by §6 of the Securities Act.

*   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel